Exhibit 99.1

Renalytix AI plc

(“RenalytixAI” or the “Company”)

Full Year Report

NEW YORK, October 27, 2020 - Renalytix AI plc (LSE: RENX) (NASDAQ: RNLX), an artificial intelligence-enabled in vitro diagnostics company, focused on optimizing clinical management of kidney disease to drive improved patient outcomes and advance value-based care, announces its full year results for the twelve months ended 30 June 2020, a period of considerable progress for RenalytixAI in advancing the processes of regulatory and reimbursement approval and preparing for commercialization.

Operational highlights

•	CPT reimbursement code 0105U for KidneyIntelX became effective across the U.S. on 1 October 2019

•	Medicare national pricing for KidneyIntelX set at $950 per reportable test result, effective through December 2022

•	First positive coverage determinations from both private insurance payors and preferred provider organizations in the U.S.

•	Medicare coverage determination process initiated with results expected in calendar 2021

•	New York State Department of Health approved KidneyIntelX for patient testing

•	FDA regulatory review process for KidneyIntelX continues on track

•	CLIA Certificate of Registration received to initiate commercial testing for newly established commercial laboratory in Utah

•	Mount Sinai electronic medical record (EMR) system integration initiated for KidneyIntelX

•	Completed 3,500 patient diabetic kidney disease study evaluating the effectiveness of KidneyIntelX

•	Submitted manuscripts for publication highlighting predictive performance and health economics savings potential

•	Research collaboration with University of Michigan provides access to novel biomarker technology and to the C-PROBE cohort for potential expanded indications for KidneyIntelX

•	Health economic model developed by Boston Healthcare Associates demonstrates compelling anticipated savings for payers and providers, achieving breakeven in less than two years

•	Key leadership appointments including Dr. Chirag Parikh (Non-Executive Director) and Thomas McLain (President & Chief Commercial Officer)

•	Additional key operating hires to support commercial operations

•	Expansion of intellectual property portfolio

•	Advancing commercial discussions with additional insurance payors and healthcare providers

•	U.S. Presidential Executive Order, Advancing American Kidney Health, prioritizes the need for transformation in the prevention and treatment of kidney disease

•

Entered into a joint venture with Mount Sinai to form Kantaro Biosciences LLC (“Kantaro”) for the purpose of developing and commercialising test kits for the detection of blood antibodies to SARSCoV-2 based on technology originally developed by Mount Sinai

Financial highlights

•	Placing of new ordinary shares in July 2019 secondary offering raising gross proceeds of $17.3m

•	$2.9 million invested in assay development, laboratory equipment and clinical validation during the period ($4.5m invested since inception)

•	Net loss after tax for the period of $9.3m, in line with expectations and reflecting continuing investment in key development, regulatory and commercialisation activities (FY 2019: $6.2m)

•	Cash and equivalents of $13.3m on 30 June 2020 (prior to July 2020 Nasdaq dual-listing and associated financing)

•	Post-period end: completed successful offering and Nasdaq dual-listing in July 2020 raising net capital of $76.1m after commissions, fees and associated offering expenses ($85.1m gross)

Post-period end developments

•	Commercial launch of KidneyIntelX within the Mount Sinai Health System

•	Submission of final package to FDA seeking clearance of KidneyIntelX

•	Collaboration with AstraZeneca (LSE/STO/NYSE: AZN) to develop and launch strategies for cardiovascular, renal and metabolic diseases

•	Initiation of a multi-centre study to conduct in-depth investigations into kidney-related complications and long-term outcomes linked to COVID-19

•	Approved to offer KidneyIntelX testing in all 50 U.S. states

•	Spin-out of Verici Dx (previously FractalDx) completed and admission to AIM of Verici Dx under consideration

•	Dual-listing achieved on Nasdaq Global Market in the U.S., expanding institutional investor base

•

Building human resources base to implement scale up of operations including SVP of Quality Assurance, VP of Health Systems Partnerships, VP of Chief Human Resources Officer, VP of Project Management, among others

•	Final regulatory submission made in June to FDA for consideration of KidneyIntelX clearance

“We are pleased with the rate of progress RenalytixAI continues to make achieving milestones that we believe are fundamental to long term sustainable business growth,” said James McCullough CEO. “In calendar 2021, we remain focused on increasing reimbursement coverage, expanding strategic partnerships, FDA regulatory events, additional health system partnerships and growing our testing volumes for KidneyIntelX.”

Analyst conference call

The Company will hold an analyst conference call at 8:30 a.m. (EDT) / 12:30 p.m. (GMT) p.m. on Tuesday, October 27 2020. James McCullough, CEO and O. James Sterling, CFO will discuss the full year financial results and provide a corporate update.

Conference call details

US/Canada Participant Toll-Free Dial-In Number: (833) 614-1551

US/Canada Participant International Dial-In Number: (914) 987-7290

United Kingdom Participant Dial-In Number: 080 0028 8438

United Kingdom, London Participant Dial-In Number: 020 3107 0289

Conference ID: 7673467

Webcast registration link:

https://edge.media-server.com/mmc/p/6gfpkm3j

UK retails investor presentation

RenalytixAI will be hosting a live online presentation open to all investors at 12.30 p.m. (EDT) / 4.30 p.m. (BST) on Tuesday, October 27 2020. The Company is committed to providing an opportunity for all existing and potential investors to hear directly from management on the recent developments and additionally providing an update on the business, which will be provided by both James McCullough, CEO and O. James Sterling, CFO.

The presentation will be hosted through the digital platform Investor Meet Company. Investors can sign up to Investor Meet Company for free and add to meet Renalytix AI plc via the following link:

https://www.investormeetcompany.com/renalytix-ai-plc/register-investor

For further information, please contact:

Renalytix AI plc	www.renalytixai.com
James McCullough, CEO	Via Walbrook PR

Stifel (Nominated Adviser, Joint Broker)	Tel: 020 7710 7600

Alex Price / Nicholas Moore

N+1 Singer (Joint Broker)	Tel: 020 7496 3000
Aubrey Powell / George Tzimas (Corporate Finance)
Tom Salvesen (Corporate Broking)

UK Investor Contact:

Walbrook PR Limited	Tel: 020 7933 8780 or renalytix@walbrookpr.com
Paul McManus / Lianne Cawthorne	Mob: 07980 541 893 / 07584 391 303

US Investor Contact:

Gilmartin Group	investors@renalytixai.com
Carrie Mendivil / Kelly Gura	415-937-5405

About Kidney Disease

Kidney disease is now recognised as a public health epidemic affecting over 850 million people globally. The Centres for Disease Control and Prevention (CDC) estimates that 15% of US adults, or 37 million people, currently have chronic kidney disease (CKD). Further, the CDC reports that 9 out of 10 adults with CKD do not know they have it and 1 out of 2 people with very low kidney function who are not on dialysis do not know they have CKD*. Kidney disease is referred to as a “silent killer” because it often has no symptoms and can go undetected until a very advanced stage. Each year kidney disease kills more people than breast and prostate cancer. Every day, 13 patients in the United States die while waiting for a kidney transplant.

* https://www.cdc.gov/kidneydisease/publications-resources/2019-national-facts.html

About RenalytixAI

RenalytixAI is a developer of artificial intelligence-enabled clinical in vitro diagnostic solutions for kidney disease, one of the most common and costly chronic medical conditions globally. RenalytixAI’s products are being designed to make significant improvements in kidney disease diagnosis, transplant management, clinical care, patient stratification for drug clinical trials, and drug target discovery. For more information, visit www.renalytixai.com.

Forward-Looking Statements

Statements contained in this press release regarding matters that are not historical facts are “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995, as amended. Examples of these forward-looking statements include statements concerning: the ability of KidneyIntelX to lower healthcare costs, improve patient quality of life and set a long-term standard of care, trends in our market and potential benefits of government policy change, the impact of COVID-19 on our business, our expectations for hiring, product development, strategic partnerships and collaborations, reimbursement decisions, clinical studies and regulatory submissions, and our business strategies and future growth. Words such as “anticipates,” “believes,” “estimates,” “expects,” “intends,” “plans,” “seeks,” and similar expressions are intended to identify forward-looking statements. We may not actually achieve the plans and objectives disclosed in the forward-looking statements, and you should not place undue reliance on our forward-looking statements. Any forward-looking statements are based on management’s current views and assumptions and involve risks and uncertainties that could cause actual results, performance or events to differ materially from those expressed or implied in such statements. These risks and uncertainties include, among others: that KidneyIntelX is based on novel artificial intelligence technologies that are rapidly evolving and potential acceptance, utility and clinical practice remains uncertain; we have only recently commercially launched KidneyIntelX; and risks relating to the impact on our business of the COVID-19 pandemic or similar public health crises. These and other risks are described more fully in our filings with the Securities and Exchange Commission (SEC), including the “Risk Factors” section of our final prospectus filed with the SEC on July 17, 2020, and other filings we make with the SEC from time to time. All information in this press release is as of the date of the release, and we undertake no obligation to publicly update any forward-looking statement, whether as a result of new information, future events, or otherwise, except as required by law.

INTERIM CHAIRMAN & CEO’S JOINT REVIEW

We are delighted to present the annual report for the twelve months ended 30 June 2020 for Renalytix AI plc.

About RenalytixAI

RenalytixAI was created to accelerate the introduction of advanced diagnostic products to the market place that could significantly lower healthcare costs and improve the quality of life for patients with kidney and other chronic diseases. Chronic Kidney Disease (“CKD”), in particular, is one of the largest unmet medical challenges today. RenalytixAI was founded in 2018 based on research by leading nephrologists at the Icahn School of Medicine at Mount Sinai (“Mount Sinai”) and initially funded through an admission to AIM, a market of the London Stock Exchange, on 6 November 2018. Post-period, in July, we expanded our capital base by raising an additional $85 million in gross proceeds through an offering and listing on the Nasdaq Global Market.

We have made significant progress towards our operational, regulatory and reimbursement goals and are now engaged in commercial roll-out of our lead product, KidneyIntelX, in the United States. In addition, we are seeing an increase in strategic partnering activities which will continue to build on the validation and commercial use cases for KidneyIntelXTM.

KidneyIntelX™

KidneyIntelX is a clinical grade, artificial intelligence in vitro diagnostic (“AI-IVD”) solution that we believe will change the ability to identify rapid kidney function decline and/or kidney failure earlier and more accurately in patients with CKD. KidneyIntelX uses a unique combination of blood-based markers and electronic health record information to provide a unique patient risk-score. We believe KidneyIntelX is setting a medical and regulatory standard for use of artificial intelligence enabled algorithms to predict disease outcomes and drive actionable clinical response.

KidneyIntelX has achieved national medical reimbursement pricing and, post-period end, regulatory approval to offer testing services nationally. We believe our core strategy of using in vitro diagnostic development protocols and quality standards will continue to yield commercial benefits such as growing reimbursement coverage and expanded use cases with regulatory review.

As results from our validation and utility studies accumulate, we believe KidneyIntelX has growing potential to be viewed as the compelling solution to promote early intervention in kidney disease where impact on care and cost is most effective. The board of directors of the Company (the “Directors” or the “Board”) is pleased with the broad-based support that KidneyIntelX is attracting from leading clinicians and healthcare providers.

Operational Progress

In the year ended 30 June 2020 (“FY20”) and the immediate post-period, the Company has achieved a number of key objectives culminating in the activation of KidneyIntelX within the Mount Sinai Health System, our launch hospital system partnership, shortly after period end. Expert experience is reflected in the design of the KidneyIntelX test report and the newly launched product website – www.kidneyintelx.com. We believe our education and support programme will be an important resource to help inform and improve care for early stage diabetic kidney disease (“DKD”) patients and support future hospital system deployments of KidneyIntelX in the United States and abroad.

The Company also continues to execute on a number of key operational items including (1) growing our world-class employee base and leadership team to manage US national commercial expansion, (2) product development which will add to the KidneyIntelX clinical use cases and addressable market, (3) expanding laboratory services capacity with our new facility in Salt Lake City, Utah, and (4) generating additional utility and validation data to build-out our peer-reviewed performance data dossier.

Reimbursement

As we have previously reported, KidneyIntelX has achieved both a distinct Common Procedural Terminology (“CPT”) reimbursement code 0105U and inclusion in the Final 2020 Clinical Laboratory Fee Schedule (“CLFS”) by the Centers for Medicare and Medicaid Services (“CMS”) which set a national price for KidneyIntelX at $950 per reportable test result. Post-period, CMS has submitted for public comment a rule which would provide an automatic National Medicare Coverage Determination for diagnostic devices under FDA Breakthrough Device designation upon approval. As we already have designated coding and pricing in effect and were awarded Breakthrough Device designation in May of 2019, this new proposed CMS rule making, if it becomes effective, could help shorten the time to addressable market population with insurance coverage for KidneyIntelX. We estimate that the number of DKD patients covered under Medicare exceeds 12 million and, in specific metro markets such as our New York City launch market, represents a majority of insured DKD patients.

Regulatory

Post-period in July 2020, we received a clinical laboratory permit from the New York State Department of Health (NYS DOH) to provide commercial testing of KidneyIntelX. The permit was granted following a review by a panel of NYS DOH scientists and external reviewers of the analytical and clinical validation results for KidneyIntelX. Officials from the NYS DOH successfully completed an inspection of the RenalytixAI New York laboratory as part of this process, with no findings reported.

In addition, post-period, we submitted our final package to FDA seeking clearance of KidneyIntelX. Our FDA process has been highly constructive and, we believe, fundamental to producing a robust first-in-class, artificial intelligence-enabled in vitro diagnostic product. Further we believe FDA clearance will be important to building on our national reimbursement strategy and clinical adoption.

Financing

RenalytixAI has continued to benefit from the participation of a growing investor base. In July 2019, we raised gross proceeds of $17.3m in a following-on financing on the AIM market, and post-period end, we raised an additional $85.1m in gross proceeds through an offering and concurrent dual-listing on the Nasdaq Global Market in the U.S. The Directors believe our company is now in a position with considerable financial resources to build our business and maintain a competitive advantage for years to come.

Strategic Collaborations

We believe that KidneyIntelX’s unique value proposition will allow us to form long-term partnerships with key industry stakeholders including pharmaceutical, services and health care providers. These partnerships can have a material impact on expanding performance data and market opportunity around KidneyIntelX.

In FY20 and the post-period, we announced collaborations with two leading pharmaceutical companies, most recently with AstraZeneca (LSE/STO/NYSE: AZN). Our collaboration with AstraZeneca is examining uptake of, and patient adherence to, chronic kidney disease treatments using the ability of KidneyIntelX to identify patients earlier with progressive decline in kidney function.

In May 2020, we entered into a joint venture with Mount Sinai to form Kantaro Biosciences LLC (“Kantaro”) for the purpose of developing and commercialising test kits for the detection of blood antibodies to SARS-CoV-2 based on technology originally developed by Mount Sinai. We believe Kantaro and its exclusive manufacturing and distribution partner Bio-Techne (NASDAQ: TECH) are making progress towards key regulatory and other commercial milestones that will enable these testing kits to be sold worldwide. On October 26th, Kantaro announced that it had received CE marking for COVID-SeroKlir and COVID-SeroIndex, Kantaro’s quantitative SARS-CoV-2 IgG antibody test kits. Both kits can be used by most authorized clinical testing laboratories in the UK and European Union without the need for proprietary equipment. This follows an announcement on September 17th that the Clinical Laboratories of The Mount Sinai Hospital had received emergency use authorization from the New York State Department of Health (NYSDOH) for quantitative use of Mount Sinai’s COVID-19 antibody test, making Mount Sinai’s lab the first in the country to run an authorized, fully quantitative antibody test that can deliver a precise numeric measurement of the level of antibodies in a patient’s blood. Following these key approvals, Kantaro is expected to commence commercial revenues in the coming months.

Patient Studies

We have now completed expanded clinical validation studies for patients with DKD with positive results consistent with the KidneyIntelX interim analyses announced on 9 July 2019. These study results were presented at the 80th Annual American Diabetes Conference and are under peer-review for journal publication. These data results were part of our KidneyIntelX FDA filing requesting clearance.

During the period, a collaboration study was completed with University Medical Center Groningen (“UMCG”), Netherlands, to determine the ability of KidneyIntelX to identify patients that will experience a progressive decline in kidney function or kidney failure in over 9,000 blood samples analysed across multiple time points in 3,500 patients followed longitudinally. In addition, we are evaluating the response to drug therapy based on baseline risk and change in risk over time as defined by KidneyIntelX. The analyses are ongoing, and multiple findings from the dataset will be presented at international conferences including the American Society of Nephrology Kidney Week, October 2020 in Denver.

Intellectual Property

In the period, the U.S. Patent and Trademark Office allowed claims extending the use of one of KidneyIntelX’s primary blood biomarkers, sTNFR1, to all patients with diabetes to determine an increased risk of developing progressive kidney disease or kidney failure. We have also completed rights to additional patent applications for use with KidneyIntelX.

We continue to build out our intellectual property portfolio and are actively evaluating in-licensing opportunities that will enhance our competitive product positioning.

Human Resources

Fundamental to execution of our business plans is the hiring and retention of top-tier professionals through the entire company operations. Leading in to our Nasdaq listing, we implemented an international search to fill key management and operating positions critical to commercialisation, product development, quality control, marketing, governance and other core functions. To date we have filled several positions including SVP of Quality Assurance, VP of Health Systems Partnerships, Chief Human Resources Officer, VP of Project Management, Director of Scientific Project Management, Billing Manager, Client Services Director, Senior Site Reliability Engineer, Clinical Laboratory Scientist, Senior Manager Technical Accounting, Client Services Specialist, among others. Professionals coming on board RenalytixAI have cited an excitement to be part of a high-growth opportunity intersecting with a potentially game-changing technology that can affect many patient lives.

Finally, we would like to thank Julian Baines and Richard Evans for their valued service as directors of the Company (Mr. Baines as chairman) since inception until our dual-listing on Nasdaq.

Current Trading and Outlook

At the end of September, we crossed a key implementation milestone with the activation of KidneyIntelX in the Mount Sinai Health System in New York City. The Mount Sinai implementation has been preceding in line with our expectations. KidneyIntelX is currently being ordered with risk score reporting to treating physicians. We expect the ordering group of physicians with Mount Sinai, and other healthcare providers, to grow in the coming quarters.

Achieving broad reimbursement coverage beginning as early as FY21 remains one of our highest objectives. In fiscal 2020, we established several of the fundamental components necessary both private payor and Medicare coverage determinations. Medicare recipients represent a substantial portion, if not a majority in many U.S. regions, of our addressable market and Medicare coverage remains one of the defining milestones for building sustainable, long-term revenue growth.

Further, we continue to believe government policy change favoring innovation, particularly in the kidney disease field, will continue to benefit the KidneyIntelX commercial path. For example, post-period in August 2020, CMS submitted for public comment a rule on innovation that would provide an automatic national Medicare coverage determination for those diagnostic devices under FDA Breakthrough Device designation upon approval. If it becomes effective, this new proposed CMS rule could help shorten the time to insurance coverage for some 12 million Americans within KidneyIntelX’s initial indicated use population, adult diabetic kidney disease. In our New York City launch market, Medicare recipients represent a majority of insured DKD patients.

KidneyIntelX has been developed as an early and accurate predictor of disease progression, and as a result, has the potential to provide patients and their doctors with more advance time and choices to optimize treatment for kidney disease. We believe this ability to characterizes progression and care navigate high-risk patients has opened a robust field of complimentary strategic partnering opportunities to improve care and lower costs in the coming year. We believe strategic partnering can provide significant validation to the KidneyIntelX value proposition and support broader distribution and revenue growth.

Like many others in the diagnostics community, we are committed to finding solutions to the COVID global crisis. In May 2020, we entered into a joint venture with Mount Sinai to form Kantaro Biosciences for the purpose of developing and commercializing test kits for the detection and quantification of blood antibodies for SARS-CoV-2. Yesterday, Kantaro announced CE Mark Approval of its quantitative antibody testing kit which can now be distributed to laboratories in the UK and Europe. In addition to the Kantaro joint venture, in August we announced a study to evaluate the risk of long-term kidney damage by KidneyIntelX to patients who have experienced hospitalization from COVID infection with a leading group of US investigators. We expect to report initial results from this study in the first half of calendar 2021.

We believe we have the opportunity to transform care for CKD patients with KidneyIntelX. We have made significant progress towards our operational, regulatory and reimbursement goals and are now engaged in deployment of KidneyIntelX in the United States. Looking ahead, we have a number of core milestones to achieve over the next twelve months including: increasing reimbursement coverage, expanding strategic partnerships, FDA regulatory events, additional health system partnerships and growing testing volumes.

Financial Review

The results presented cover the fiscal year ended June 30, 2020 (FY20). The presentational currency for RenalytixAI plc and its subsidiaries (together, the “Group”) is the United States Dollar.

Key Performance Indicators

The Group focuses on assay development and operating/ administrative costs relative to plan as key performance indicators, as well as cash position. Once test sales commence, revenue, gross margin and adjusted EBITDA will be added as performance indicators, as well as certain non-financial measures.

Income Statement

Revenue

The Group is in its initial commercial launch phase and therefore has not yet commenced revenue generation as of the end of FY20, although see the paragraph below under ‘Other income’. The Group expects commercial testing sales to begin in the first half of the financial year ending 30 June 2021 (“FY21”).

Administrative Costs

During FY20, administrative expenses totalled $11.1m (financial year ended 30 June 2019 (“FY19”): $7.0m). The major items of expenditure were general and administrative costs of $8.9m (FY19: $5.8m) which included $4.6m in employee-related costs (FY19: $2.1m), $3.0m in subcontractors, legal, accounting, and other professional fees (FY19: $1.9m), and $2.3m in insurance, marketing, materials, rent, and other administrative costs (FY19: $1.8m). Depreciation and amortization expense totalled $1.2m for the period (FY19: $1.2m).

Finance Income

Finance income totalled $0.5m during FY20 (FY19: $0.2m) related to interest earned on short-term investments.

Other Income

$0.1m was generated through the sale of assay materials in support of a third-party study. Sale of assay materials was previously recognized as revenue in the H1 2020 report and has since been reclassified to other income for FY 2020.

Balance Sheet

Inventory

During FY20, the Company purchased $0.4m of consumable assay materials to be used in the processing of tests to be sold. Inventory on hand at 30 June 2020 totalled $0.3m (no inventory on hand in FY19).

Fixed Assets

Property, plant, and equipment consists of laboratory equipment being used to support the product development activities. At 30 June 2020, the company held $0.6m in net property, plant, and equipment (FY19: $0.3m).

Intangible Assets

$17.1m net book value of intangible assets held at 30 June 2020 (FY19: $18.3m) includes payments made primarily to Mount Sinai for license and patent costs for the intellectual property underlying KidneyIntelX and VericiDx, as well as amounts capitalised as development costs. Intangible assets also include the value of the biomarker business purchased (in exchange for ordinary shares in the Company) from EKF.

Deferred Tax

A deferred tax asset totalling $2.3m (FY19: $1.0m) has been calculated based on the accumulated tax losses in the US.

Cash and Equivalents

The Group had cash on hand of $13.3m (FY19: $7.3m). Cash and equivalents are held in several deposit accounts in the US ($10.9m) and UK ($2.4m), as well as in US Treasury Bills ($1.0m). Our expenditure plans remain sufficiently adaptable to align with available resources.

Borrowings

In April 2020, the Company entered into an original loan agreement with Fortis Private Bank as the lender (“Lender”) for a loan in an aggregate principal amount of $0.3 million (the “Loan”) pursuant to the Paycheck Protection Program (the “PPP”) under the Coronavirus Aid, Relief, and Economic Security (CARES) Act and implemented by the U.S. Small Business Administration. The Loan matures in two years and bears interest at a rate of 1% per annum, with all payments deferred through the six-month anniversary of the date of the Loan. Principal and interest are payable monthly commencing on October 29, 2020 and may be prepaid by the Company at any time prior to maturity without penalty. The Company may apply for forgiveness of amounts due under the Loan, with the amount of potential loan forgiveness to be calculated in accordance with the requirements of the PPP based on payroll costs, any mortgage interest payments, any covered rent payments and any covered utilities payments during the 8-week period after the origination date of the Loan. The Company intends to use proceeds of the Loan for payroll and other qualifying expenses, but there can be no assurances that any portion of the Loan will be forgiven.

Other than the Loan, the Group has no long-term debt outstanding as of 30 June 2020.

Post Balance Sheet Event

The Company completed a Nasdaq dual-listing in July 2020 and associated financing raising net capital of $76.1m after commissions, fees and offering expenses.

A reconciliation table between IFRS and US GAAP appears at note 11 to this announcement.

CONSOLIDATED INCOME STATEMENT

FOR THE YEAR ENDED 30 JUNE 2020

	Note	Period to 30 June 2020	Period to 30 June 2019
			(RESTATED)
		$’000	$’000
Continuing operations
Administrative expenses		(11,078)	(7,138)

Operating loss		(11,078)	(7,138)
Share of net Profit (Loss) of associates and joint ventures accounted for using the equity method		(62)	—
Finance income - net		530	19

Loss before tax		(10,610)	(7,119)
Taxation	5	1,360	959

Profit/(Loss) attributable to Owners of the Parent		(9,250)	(6,160)

Earnings per Ordinary share from continuing operations
Basic and diluted	6	$(0.16)	$(0.17)

CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME

FOR THE YEAR ENDED 30 JUNE 2020

	Period to 30 June 2020	Period to 30 June 2019
		(RESTATED)
	$’000	$’000
Loss for the period – continuing operations	(9,250)	(6,160)

Other comprehensive income:
Items that may be subsequently reclassified to profit or loss
Currency translation differences	(1,265)	(603)

Other comprehensive loss for the period	(10,515)	(6,763)

Total comprehensive loss for the period	(10,515)	(6,763)

Total comprehensive income for the period is attributable to:
Owners of the Parent Company	(10,515)	(6,763)

	(10,515)	(6,763)

CONSOLIDATED STATEMENT OF FINANCIAL POSITION

AS AT 30 JUNE 2020

		Group As at 30 June 2020	Group As at 30 June 2019 (RESTATED)	Company As at 30 June 2020	Company As at 30 June 2019 (RESTATED)
	Notes	$’000	$’000	$’000	$’000
Assets
Non-current assets
Property, plant and equipment		580	278	—	—
Right of Use Asset		365	—	—	—
Intangible assets		17,118	18,287	16,841	18,287
Investment in subsidiaries	7	—	—	2,264	771
Investments accounted for using the equity method		1,937	—	—	—
Note receivable		83	—	2,106	—
Deferred tax assets	5	2,319	959	—	—

Total non-current assets		22,402	19,524	21,211	19,058

Current Assets
Inventory		326	—	—	—
Security deposits		71	49	—	—
Assets classified as held for sale		1,705	—	—	—
Trade and other receivables		18	—	21,956	10,860
Prepaid and other current assets		2,501	61	2,408	24
Financial assets measured at fair value through profit or loss’		982	1,991	—	—
Cash and cash equivalents		13,293	7,297	2,441	3,045

Total current assets		18,896	9,398	26,805	13,929

Total assets		41,298	28,922	48,016	32,987

Equity attributable to owners of the parent
Share capital		192	175	192	175

Share premium	—	34,032	—	34,032
Share-based payment reserve	2,833	1,137	2,833	1,137
Foreign currency reserves	(1,915)	(599)	(1,970)	(621)
Retained earnings/(deficit)	34,852	(6,578)	46,710	(2,176)

Total equity	35,962	28,167	47,765	32,547

Liabilities
Current liabilities
Trade and other payables	2,899	755	252	440
Current lease liabilities	92	—	—	—
SBA PPP Funding - Short Term	121	—	—	—
Current due to affiliated company	271	—

Total Current liabilities	3,383	755	252	440

Non-Current liabilities
SBA PPP Funding - long-term	134	—	—	—
Non-Current Lease Liabilities	275	—	—	—
Non-Current due to affiliated company	1,544

Total Liabilities	5,336	755	252	440

Total equity and liabilities	41,298	28,922	48,017	32,987

CONSOLIDATED STATEMENT OF CASH FLOWS

FOR THE YEAR ENDED 30 JUNE 2020

		Group Year to 30 June 2020	Group Period to 30 June 2019 (RESTATED)	Company Year to 30 June 2020	Company Period to 30 June 2019 (RESTATED)
	Note	$’000	$’000	$’000	$’000
Cash flow from operating activities
Loss before income tax		(10,610)	(7,119)	(1,794)	(2,075)
Adjustments for
- Depreciation		136	30	25	—
- Amortisation and impairment charges		1,108	1,095	1,094	1,095
- Deferred tax adjustment		—	—	—	—
- Share-based payments		1,696	1,137	1,696	1,137
- Depreciation & Amortization related to Assets Held for Sale		(1,729)		—
Changes in working capital
- Trade and other receivables		(18)	—	(11,096)	(10,860)
- Prepaid assets and other current assets		(2,440)	(45)	(2,384)	(9)
- Inventory		(326)	—	—	—
- Security Deposits		(22)	(46)	—	—
- Trade and other payables		2,144	744	(189)	439

Cash used in operations		(10,061)	(4,204)	(12,648)	(10,273)
Interest paid		—	—	—	—

Net cash used in operating activities		(10,061)	(4,204)	(12,648)	(10,273)

Cash flow from investing activities
Investment in subsidiary		(122)	—	(1,524)	(771)
Purchase of property, plant and equipment (PPE)		(339)	(308)	—	—
Lease payments		(60)	—	—	—
Purchase of intangibles		(973)	(19,382)	(696)	(19,381)
Proceeds (purchase) of financial assets		1,009	(1,991)		—

Net cash generated by/(used in) investing activities		(485)	(21,681)	(2,220)	(20,152)

Cash flow from financing activities
Note receivable		(83)	—	(2,106)	—
Issue of shares (net of issue costs)		16,370	33,538	16,370	33,517
Proceeds from loans		255	—	—	—
Repayment of loans		—	(438)	—	(88)

Net cash generated from financing activities		16,542	33,100	14,264	33,429

Net increase/(decrease) in cash and cash equivalents		5,996	7,215	(604)	3,004
Cash and cash equivalents at beginning of period		7,297	82	3,045	41
Cash and cash equivalents at end of period		13,293	7,297	2,441	3,045

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

FOR THE YEAR ENDED 30 JUNE 2020

	Share Capital	Share Premium	Share- based payment reserve	Foreign Currency Reserve	Retained earnings	Total equity
	$’000	$’000	$’000	$’000	$’000	$’000
At 30 June 2018	66	—	—	4	(418)	(348)
Comprehensive income	—	—	—	—	—	—
Loss for the period	—	—	—	—	(5,559)	(5,559)
Other comprehensive income
Currency translation differences	—	—	—	(599)	—	(599)

Total comprehensive income	66	—	—	(595)	(5,977)	(6,506)

Transactions with owners
Issue of shares	109	35,522	—	—	—	35,631
Less issue costs	—	(1,490)	—	—	—	(1,490)
Share-based payments	—	—	532	—	—	532

Total transactions with owners of the parent, recognised directly in equity	109	34,032	532	—	—	34,673

At 30 June and 1 July 2019	175	34,032	532	(595)	(5,977)	28,167

Prior period adjustment			605		(605)	—
At 30 June and 1 July 2019 (RESTATED)	175	34,032	1,137	(595)	(6,582)	28,167
Comprehensive income
Loss for the period	—	—	—	—	(9,250)	(9,250)
Other comprehensive income
Currency translation differences	—	—	—	(1,265)		(1,265)

Total comprehensive income	175	34,032	1,137	(1,860)	(15,832)	17,652

Transactions with owners
Issue of shares	17	17,193	—	—	—	17,210
Less issue costs	—	(596)	—	—	—	(596)
Share-based payments	—	—	1,696	—	—	1,696
Stock reduction	—	(50,629)	—	(48)	50,677	—

Total transactions with owners of the parent, recognised directly in equity	17	(34,032)	1,696	(48)	50,677	18,310

At 30 June 2020	192	—	2,833	(1,915)	34,852	35,962

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

FOR THE YEAR ENDED 30 JUNE 2020

	Share Capital	Share Premium	Share- based payment reserve	Foreign Currency Reserve	Retained earnings	Total equity
	$’000	$’000	$’000	$’000	$’000	$’000
At 30 June 2018	66	—	—	3	(101)	(32)
Comprehensive income	—	—	—	—	—	—
Loss for the period	—	—	—	—	(2,268)	(2,268)
Other comprehensive income
Currency translation differences	—	—	—	(596)	—	(596)

Total comprehensive income	66	—	—	(593)	(2,369)	(2,896)

Transactions with owners
Issue of shares	109	35,522	—	—	—	35,631
Less issue costs	—	(1,490)	—	—	—	(1,490)
Share-based payments	—	—	532	—	—	532

Total transactions with owners of the parent, recognised directly in equity	109	34,032	532	—	—	34,673

At 30 June and 1 July 2019	175	34,032	532	(593)	(2,369)	31,777

Prior period adjustment			605	(28)	193	770

At 30 June and 1 July 2019 (RESTATED)	175	34,032	1,137	(621)	(2,176)	32,547

Comprehensive income
Loss for the period	—	—	—	—	(1,794)	(1,794)
Other comprehensive income
Currency translation differences	—	—	—	(1,298)	—	(1,298)

Total comprehensive income	175	34,032	1,137	(1,919)	(3,970)	29,455

Transactions with owners
Issue of shares	17	17,193	—	—	—	17,210
Less issue costs	—	(596)	—	—	—	(596)
Share-based payments	—	—	1,696	—	—	1,696
Asset Sale	—		—	—	—	—
Stock reduction	—	(50,629)	—	(51)	50,680	—

Total transactions with owners of the parent, recognised directly in equity	17	(34,032)	1,696	(51)	50,680	18,310

At 30 June 2020	192	—	2,833	(1,970)	46,710	47,765

NOTES FORMING PART OF THE FINANCIAL STATEMENTS

1.	General information and basis of presentation

Renalytix AI Plc (the “Company”) is a company incorporated in the United Kingdom. The Company is a public limited company, which is listed on the AIM market of the London Stock Exchange. The address of the registered office is Avon House, 19 Stanwell Road, Penarth, Cardiff CF64 2EZ. The Company was incorporated on 15 March 2018 and its registered number is 11257655.

The principal activity of the Company and its subsidiaries (together “the Group”) is as a developer of artificial intelligence-enabled diagnostics for kidney disease.

The financial statements are presented in United States Dollars (“USD”) because that is the currency of the primary economic environment in which the Group operates.

2.	Basis of presentation

The consolidated financial statements of Renalytix AI plc have been prepared in accordance with International Financial Reporting Standards as adopted by the European Union (“IFRS”), IFRS IC interpretations and the Companies Act 2006 applicable to companies reporting under IFRS. The standards that have been adopted by the Group are those that are effective for financial years beginning on or after 1 January 2019.

The consolidated financial statements have been prepared under the historical cost convention. They cover the year to 30 June 2020. The comparators cover the period from the inception of the Company on 15 March 2018 to 30 June 2019.

The preparation of financial statements in conformity with IFRS requires the use of certain critical accounting estimates. It also requires management to exercise its judgement in the process of applying the Group’s accounting policies. The areas involving a higher degree of judgement or complexity, or areas where assumptions and estimates are significant to the consolidated financial statements are disclosed in note 6.

New Standards, amendments, and interpretations adopted by the Group

The Group applied IFRS 16 “Leases” for the first time, which is effective for annual periods beginning on or after 1 January 2019. The Company has not early adopted any other standards, amendments or interpretations that have been issued but not yet effective. The nature and impact of the new standard is described below:

The Group has adopted IFRS 16 Leases using the fully retrospective approach. The leases in place in the prior year do not fall under the scope of IFRS 16. The new accounting policy is disclosed within the ‘Leases’ section of Note 2.

On adoption of IFRS 16, the Group recognised lease liabilities in relation to leases which had previously been classified as ‘operating leases’ under the principles of IAS 17, ‘Leases’. These liabilities were measured at the present value of the remaining lease payments, discounted using the Group’s incremental borrowing rate as of 1 July 2019. The weighted average Group’s incremental borrowing rate applied to the lease liabilities on 1 July 2019 was 0.45%.

In applying IFRS 16 Leases for the first time, the Group has used the following practical expedients permitted by the standard:

•	Applying a single discount rate to a portfolio of leases with reasonably similar characteristics;

•	Relying on previous assessments on whether leases are onerous as an alternative to performing

•	An impairment review – there were no onerous contracts as at 1 July 2019;

•	Accounting for operating leases with a remaining lease term of less than 12 months as at 1 July 2019 as short-term leases;

•	Excluding initial direct costs for the measurement of the right-of-use asset at the date of initial application; and

•	Using hindsight in determining the lease term where the contract contains options to extend or terminate the lease.

•

Not reassessing whether a contract is, or contains a lease at the date of initial application. Instead, for contracts entered into before the transition date the group relied on its assessment made applying IAS 17 and Interpretation 4 Determining whether an Arrangement contains a Lease.

New standards, amendments, and interpretations issued but not effective for the period ended 30 June 2020, and not early adopted

A number of new standards and amendments to standards and interpretations are effective for annual periods beginning on or after 1 January 2020, and have not been applied in preparing these financial statements. None of these is expected to have a significant effect on the financial statements of the Group or Parent Company.

3.	Significant accounting policies

The principal accounting policies applied in the preparation of these financial statements are set out below.

Going concern

The Group and Company meet their day-to-day working capital requirements through the use of cash reserves.

The Directors have considered the applicability of the going concern basis in the preparation of these financial statements. This included the review of internal budgets and financial results which show, taking into account reasonably probable changes in financial performance, that the Group and Company should be able to operate within the level of its current funding arrangements.

We have not yet seen any material disruption to our business as a result of the COVID-19 pandemic and current trading suggests that our base case forecasts are still applicable. However, at this stage, it is difficult to assess reliably whether there will be any material disruption in the future. In addition, the Directors have considered the potential effects of the COVID-19 pandemic as laid out in the Strategic Report. We have modelled a number of scenarios covering reductions in revenue of 10% and 50%, without taking into account the potential benefits of any mitigation strategies such as potential cost savings or insurance claims. We have also modelled out 100% reductions in revenue with cost savings within our control. While the eventual severity and length of the economic disruption stemming from the pandemic is impossible to forecast these models give the Directors reasonable confidence that the business can survive even catastrophic reductions in revenue for at least the next 12 months.

The Directors believe that the Group and the Company have adequate resources to continue in operation for the foreseeable future. For this reason, they have adopted the going concern basis in the preparation of the interim financial statements.

Basis of consolidation

The consolidated financial statements incorporate the financial statements of the Company and its subsidiary undertakings. The Group controls an entity when the Group is exposed to, or has rights to, variable returns from its involvement with the entity and has the ability to affect those returns through its power over the entity. The existence and effect of potential voting rights that are currently exercisable or convertible are considered when assessing whether the Group controls another entity.

Subsidiaries are fully consolidated from the date on which control is transferred to the Group. They are de-consolidated from the date that control ceases.

The Group uses the acquisition method of accounting to account for business combinations. The consideration transferred for the acquisition of a subsidiary is the fair values of the assets transferred, the liabilities incurred and the equity interests issued by the Group. The consideration transferred includes the fair value of any asset or liability resulting from a contingent consideration agreement. Acquisition related costs are expensed as incurred. Identifiable assets acquired and liabilities and contingent liabilities assumed in a business combination are measured initially at their fair values at the acquisition date.

On 23 October 2018 as part of a pre-admission re-organisation, the Company acquired the entire share capital of Renalytix AI, Inc., then a subsidiary of EKF. Given common ownership of the Company and the subsidiary from incorporation up to the date of legal ownership, the transaction has been treated as a group reorganisation with no fair value adjustments to assets or liabilities. The subsidiary has been consolidated within the results of the Group from the date of incorporation.

Inter-Company transactions, balances and unrealised gains on transactions between Group companies are eliminated. Unrealised losses are also eliminated. Accounting policies of subsidiaries have been changed where necessary to ensure consistency with the policies adopted by the Group.

Associates are entities over which the Group has significant influence but not control over the financial and operating policies. Investments in associates are accounted for using the equity method of accounting and are initially recognised at cost. The Group’s share of its associates’ post-acquisition profits or losses is recognised in profit or loss, and its share of post-acquisition movements in reserves is recognised in other comprehensive income. The cumulative post-acquisition movements are adjusted against the carrying amount of the investment.

Foreign currency translation

(a)	Functional and presentational currency

Items included in the financial statements of each of the Group’s entities are measured using the currency of the primary economic environment in which the entity operates (the functional currency). The consolidated financial statements are presented in United States Dollars, which is the Group’s presentational currency. The functional currency of the Parent Company is GB Pounds.

(b)	Transactions and balances

Foreign currency transactions are translated into the functional currency using the exchange rates prevailing at the dates of the transactions where items are re-measured. Foreign exchange gains and losses resulting from the settlement of such transactions and from the translation at year-end exchange rates of monetary assets and liabilities denominated in foreign currencies are recognised in the income statement within ‘administrative expenses’.

(c)	Group companies

The results and financial position of all the Group entities that have a functional currency different from the presentational currency are translated into the presentational currency as follows:

•	assets and liabilities for each balance sheet presented are translated at the closing rate at the date of that balance sheet;

•	income and expenses for each income statement are translated at average exchange rates; and

•	all resulting exchange differences are recognised in other comprehensive income.

On consolidation, exchange differences arising from the translation of the net investment in foreign operations are taken to other comprehensive income. When a foreign operation is partially disposed of or sold, exchange differences that were recorded in equity are recognised in the income statement as part of the gain or loss on sale.

Segmental reporting

Operating segments are reported in a manner consistent with the internal reporting provided to the chief operating decision-maker. The chief operating decision-maker, who is responsible for allocating resources and assessing performance of the operating segments, has been identified as the Executive Directors who make strategic decisions. At present the Directors consider the business to operate in a single segment.

Property, plant and equipment

Property, plant and equipment are stated at historical cost less accumulated depreciation and any provision for impairment. Historical cost includes expenditure that is directly attributable to the acquisition of the asset and bringing the asset to its working condition for its intended use.

Subsequent costs are included in the asset’s carrying amount or recognised as a separate asset, as appropriate, only where it is probable that future economic benefits associated with the asset will flow to the Group and the cost of the asset can be measured reliably. The carrying amount of the replaced part is derecognised. All other repairs and maintenance are charged to the income statement during the financial period in which they are incurred.

Depreciation on assets is calculated using the straight-line method to allocate their cost to their residual values over their estimated useful lives, as follows:

Fixtures and fittings     20%

The assets’ residual values and useful economic lives are reviewed regularly, and adjusted if appropriate, at the end of each reporting period.

An asset’s carrying value is written down immediately to its recoverable amount if the asset’s carrying amount is greater than its estimated recoverable amount.

Gains and losses on the disposal of assets are determined by comparing the proceeds with the carrying amount and are recognised in administration expenses in the income statement.

Intangible assets

(a)	Trademarks, trade names and licences

Separately acquired trademarks and licences are shown at historical cost. Trademarks and licences acquired in a business combination are recognised at fair value at the acquisition date. Trademarks and licences have a finite useful life and are carried at cost less accumulated amortisation. Amortisation is calculated using the straight-line method to allocate the cost of trademarks and licences over the contractual licence period of 10 to 15 years and is charged to administrative expenses in the income statement.

(b)	Development costs and trade secrets

Development costs have a finite useful life and are carried at cost less accumulated amortisation.

Expenditure incurred on the development of new or substantially improved products or processes is capitalised, provided that the related project satisfies the criteria for capitalisation, including the project’s technical feasibility and likely commercial benefit. All other research and development costs are expensed to profit or loss as incurred.

Development costs are amortised over the estimated useful life of the products with which they are associated. Amortisation commences when a new product is in commercial production. The amortisation is charged to administrative expenses in the income statement. The estimated remaining useful lives of development costs are reviewed at least on an annual basis.

The carrying value of capitalised development costs is reviewed for potential impairment at least annually and if a product becomes unviable and an impairment is identified the deferred development costs are immediately charged to the income statement. Amortisation has not yet commenced.

Trade secrets, including technical know-how, operating procedures, methods and processes, are recognised at fair value at the acquisition date. Trade secrets have a finite useful life and are carried at cost less accumulated amortisation. Amortisation has not yet commenced.

Impairment of non-financial assets

Assets that have an indefinite life or where amortisation has not yet commenced are tested annually for impairment. Assets that are subject to amortisation are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. An impairment loss is recognised for the amount by which the carrying amount exceeds its recoverable amount.

The recoverable amount is the higher of an asset’s fair value less costs to sell and value in use. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset for which the estimates of future cash flows have not been adjusted.

For the purposes of assessing impairment, assets are grouped at the lowest levels for which there are separately identifiable cash flows. Impairment losses recognised for cash-generating units, to which goodwill has been allocated, are credited initially to the carrying amount of goodwill. Any remaining impairment loss is charged pro rata to the other assets in the cash-generating unit.

Where an impairment loss subsequently reverses, the carrying amount of the asset (cash-generating unit) is increased to the revised estimate of its recoverable amount, but so that the increased carrying amount does not exceed the carrying amount that would have been determined had no impairment loss been recognised for the asset (cash-generating unit) in the prior period. A reversal of an impairment loss is recognised in the income statement immediately. If goodwill is impaired however, no reversal of the impairment is recognised in the financial statements.

Financial assets

Classification

The Company classifies its financial assets in the following categories: loans and receivables at amortised cost and financial assets at fair value through profit or loss. The classification depends on the purpose for which the financial assets were acquired and management determines the classification of its financial assets at initial recognition.

(a)	Loans and receivables

Financial assets are classified as at amortised cost only if both of the following criteria are met: the asset is held within a business model whose objective is to collect contractual cash flows, and the contractual terms give rise to cash flows that are solely payments of principal and interest. Loans and receivables are non-derivative financial assets with fixed or determinable payments that are not quoted on an active market. They are included in current assets, except for maturities greater than 12 months after the balance sheet date. These are classified as non-current assets. The Company’s loans and receivables comprise ‘trade and other receivables’ and cash and cash equivalents in the balance sheet.

(b)	Financial assets at fair value through profit or loss

The Group classifies the following financial assets at fair value through profit or loss (“FVPL”):

•	debt investments that do not qualify for measurement at either amortised cost or fair value through Other Comprehensive Income;

•	equity investments that are held for trading, and

•	equity investments for which the entity has not elected to recognise fair value gains and losses through Other Comprehensive Income.

(c)	Financial assets at fair value through other comprehensive income

Financial assets at fair value through other comprehensive income comprise equity securities that are not held for trading and which the Group has irrevocably elected at initial recognition to recognise in this category. The Group considers this category to be more relevant for assets of this type.

Cash and cash equivalents

Cash and short-term deposits in the balance sheet comprise cash at bank and in hand and short- term deposits with an original maturity of three months or less.

For the purposes of the cash flow statements, cash and cash equivalents consist of cash and short-term deposits as defined above.

Share capital and premium

Ordinary Shares are classified as equity. Proceeds in excess of the nominal value of shares issued are allocated to the share premium account and are also classified as equity. Incremental costs directly attributable to the issue of new Ordinary Shares or options are deducted from the share premium account.

Other reserves - equity

The share-based payment reserve is used to recognise the fair value of equity settled share-based payment transactions.

Foreign currency reserve is used to record the exchange differences on translation of entities in the Group which have a functional currency different to the presentation currency.

Retained earnings includes all current and prior period results as disclosed in the income statement.

Trade and other payables

Trade payables are obligations to pay for goods or services that have been acquired in the ordinary course of business from suppliers. Accounts payable are classified as current liabilities if payment is due within one year or less (or in the normal operating cycle of the business if longer). If not, they are presented as non-current liabilities. Trade payables are recognised initially at fair value and subsequently measured at amortised cost using the effective interest method.

Current and deferred income tax

Income tax comprises current and deferred tax. Tax is recognised in the income statement, except to the extent that it relates to items recognised in other comprehensive income where the associated tax is also recognised in other comprehensive income.

The current income tax charge is calculated on the basis of the tax laws enacted or substantively enacted at the balance sheet date in the countries where the Company and its subsidiary operate and generate taxable income. Management evaluates positions taken in tax returns with respect to situations in which applicable tax regulation is subject to interpretation and establishes provisions where appropriate on the basis of amounts expected to be paid to the tax authorities.

Deferred tax is recognised, using the liability method, on all temporary differences at the balance sheet date between the tax bases of assets and liabilities and their carrying amounts for financial reporting purposes. Deferred tax liabilities are recognised in respect of all temporary differences except where the deferred tax liability arises from the initial recognition of goodwill in business combinations.

Deferred tax assets are recognised for all deductible temporary differences, carry-forward of unused tax assets and tax losses, to the extent that they are regarded as recoverable. They are regarded as recoverable where, on the basis of available evidence, there will be sufficient taxable profits against which the future reversal of the underlying temporary differences can be deducted.

The carrying value of the amount of deferred tax assets is reviewed at each balance sheet date and reduced to the extent that it is no longer probable that sufficient taxable profit will be available to allow all, or part, of the tax asset to be utilised.

Deferred tax assets and liabilities are measured at the tax rates that are expected to apply to the year when the asset is realised or the liability is settled, based on the tax rates (and tax laws) that have been substantively enacted at the balance sheet date.

Deferred income tax assets and liabilities are offset when there is a legally enforceable right to offset current tax assets against current tax liabilities and when the deferred income tax assets and liabilities relate to income taxes levied by the same taxation authority on either the taxable entity or different taxable entities where there is an intention to settle the balances on a net basis.

Leases

As noted above, the Group has applied IFRS 16 retrospectively, but has elected not to restate comparative information. As a result, the comparative information provided continues to be accounted for in accordance with the Group’s previous accounting policy.

Accounting Policy applied from 1 July 2019

Leases are recognised as a right-of-use asset and a corresponding lease liability at the date on which the leased asset is available for use by the Group.

Assets and liabilities arising from a lease are initially measured on a present value basis. Lease liabilities include the net present value of the following lease payments:

•	fixed payments (including in-substance fixed payments), less any lease incentives receivable

•	variable lease payment that are based on an index or a rate, initially measured using the index or rate as at the commencement date

•	amounts expected to be payable by the group under residual value guarantees

•	the exercise price of a purchase option if the group is reasonably certain to exercise that option, and

•	payments of penalties for terminating the lease, if the lease term reflects the group exercising that option.

Lease payments to be made under reasonably certain extension options are also included in the measurement of the liability.

The lease payments are discounted using the interest rate implicit within the lease. If that rate cannot be readily determined, the Group’s incremental borrowing rate is used, being the rate that the Group would have to pay to borrow the funds necessary to obtain an asset of similar value to the right-of-use asset in a similar economic environment with similar terms, security, and conditions.

Where the Group is exposed to potential future increases in variable lease payments based on an index or rate, amounts are not included in the lease liability until they take effect. When adjustments to lease payments based on an index or rate take effect, the lease liability is reassessed and adjusted against the right-of-use asset.

Lease payments are allocated between principal and finance cost. The finance cost is charged to the income statement over the lease period so as to produce a constant periodic rate of interest on the remaining balance of the liability for each period.

Right-of-use assets are measured at cost comprising the following:

•	the amount of the initial measurement of lease liability

•	any lease payments made at or before the commencement date less any lease incentives received

•	any initial direct costs

•	restoration costs

Right-of-use assets are generally depreciated over the shorter of the asset’s useful life and the lease term on straight line basis. If the Group is reasonably certain to exercise a purchase option, the right-of-use asset is depreciated over the underlying asset’s useful life.

Accounting Policy applied prior to 1 July 2019

Until 30 June 2019, Leases which transfer substantially all the risks and rewards of ownership of an asset were treated as a finance lease. Assets held under finance leases were capitalised at their fair value at the inception of the lease and depreciated over the estimated useful economic life of the asset or lease term if shorter. The finance charges were allocated to the income statement in proportion to the capital amount outstanding. All other leases were classified as operating leases. Operating lease rentals were charged to the income statement in equal annual amounts over the lease term.

Employee benefits

(a)	Pension obligations

The Group makes contributions to defined contribution pension plans. A defined contribution plan is a pension plan under which the Group pays fixed contributions into a separate entity with the pension cost charged to the income statement as incurred. The Group has no further obligations once the contributions have been paid.

(b)	Share-based compensation

The Group operates an equity-settled, share-based compensation plan, under which the Group receives services from employees and others as consideration for equity instruments of the Group. Equity-settled share-based payments are measured at fair value at the date of grant and are expensed over the vesting period based on the number of instruments that are expected to vest. For plans where vesting conditions are based on share price targets, the fair value at the date of grant reflects these conditions. Where applicable the Group recognises the impact of revisions to original estimates in the income statement, with a corresponding adjustment to equity for equity-settled schemes. Fair values are measured using appropriate valuation models, taking into account the terms and conditions of the awards.

When the share-based payment awards are exercised, the Company issues new shares. The proceeds received net of any directly attributable transaction costs are credited to share capital (nominal value) and share premium.

National insurance on share options

To the extent that the share price at the balance sheet date is greater than the exercise price on options granted to UK citizens under unapproved share-based payment compensation schemes, provision for any National Insurance Contributions has been based on the prevailing rate of National Insurance. The provision is accrued over the performance period attaching to the award.

Interest income

Interest income is accrued on a time basis, by reference to the principal outstanding and at the effective interest rate applicable, which is the rate that exactly discounts estimated future cash receipts through the expected life of the financial asset to that asset’s net carrying amount.

Exceptional items

These are items of an unusual or non-recurring nature incurred by the Group and include transactional costs and one-off items relating to business combinations, such as acquisition expenses.

Assets Held for Sale

Assets are classified as held for sale if their carrying amount will be recovered principally through a sale transaction rather than through continuing use and a sale is considered highly probable. They are measured at the lower of their carrying value and fair value less costs to sell. An impairment loss is recognised for any subsequent write-down of the asset to fair value less costs to sell.

4.	Segmental reporting

The Group operates as a single segment. The Group is in its initial commercial launch phase and therefore has not yet commenced revenue generation as of the end of FY20.

5.	Income Tax

Group	Year ended 30 June 2020 $’000	Period ended 30 June 2019 $’000
Deferred tax	2,319	959

Total deferred tax	2,319	959

Income tax credit	2,319	959

The Finance Act 2015 which was substantively enacted in 2015 included legislation to reduce the main rate of UK corporation tax to 19% from 1 April 2017 and the Finance Act 2016 which was substantively enacted in 2016 included legislation to reduce the main rate of UK corporation tax to 17% from 1 April 2020. On 18 November 2019, the government pledged to put the planned corporation tax reduction from 19% to 17% on hold. This was substantively enacted on March 17 2020.

The tax on the Group’s loss before tax differs from the theoretical amount that would arise using the standard tax rate applicable to the losses of the consolidated entities as follows:

Period ended 30 June 2020 $’000
Loss before tax	10,610

Tax calculated at domestic tax rates applicable to the UK standard rate of tax of 19%	2,016
Tax effects of:
- Expenses not deductible for tax purposes	(159)
- Losses on which no deferred tax asset is recognised	(501)
- Other movements	(4)

Tax charge	1,360

- Prior year Deferred Tax	959

Deferred Tax Asset	2,319

Deferred tax assets are recognised based on subsidiary net losses based on the US corporate tax rate of 21%. Net losses can be carried forward indefinitely to offset future taxable profits. No deferred asset is calculated on losses in the UK totalling $1,800 where the probability of future utilisation is considered too remote.

6.	Earnings Per Share

Basic earnings per share is calculated by dividing the loss attributable to equity holders of the parent by the weighted average number of ordinary shares in issue during the period.

	Year ended 30 June 2020	Period ended 30 June 2019
	$’000	$’000
Loss attributable to owners of the parent	(9,250)	(6,160)
Weighted average number of ordinary shares in issue	59,416,134	37,332,983

Basic and diluted loss per share	$(0.16)	$(0.17)

The Company was incorporated on 15 March 2018 with 50,000 ordinary shares of £1.00 each, and as a result of subdivisions (100:1 on 4 May 2018 and then 4:1 on 24 October 2018), the resulting founding shares became 20,000,000 at £0.0025 each.

The Company has one category of dilutive potential ordinary share, being share options (see note 25). The potential shares were not dilutive in the period as the Group made a loss per share.

7.	Investments in Subsidiaries

	At 30 June 2020	At 30 June 2019
Company	$’000	$’000
Shares in Renalytix AI, Inc.	2,264	771

Investments in Group undertakings are recorded at cost which is the fair value of the consideration paid, less any impairment.

The Company had the following subsidiaries as of 26 October 2020.

Name of Company	Proportion held	Class of shareholding	Nature of business
Renalytix AI Inc. (1)	100%	Ordinary	Developer of artificial intelligence-enabled clinical diagnostic solutions for kidney disease
Verici Dx Limited (2)	100%	Golden	Developer of tests to understand how patients will and are responding to an organ transplant

(1)

Renalytix AI Inc. is incorporated in the United States of America and has their principal place of business at 1460 Broadway, New York, New York 10036. Renalytix AI Inc. is included in the consolidation. The proportions of voting shares held by the parent company do not differ from the proportion of Ordinary Shares held.

(2)

In April 2020, we announced our intentions to pursue a spin-off and potential admission to AIM of Verici Dx in order to secure separate financial and management resources for the FractalDx portfolio with the goal of enabling accelerated development.

We announced on July 8, 2020 that the share capital of Verici Dx had been re-designated into 59,416,134 A Shares of £0.001 each and one golden share of £0.001 (the “Golden Share”) and that Renalytix would retain the Golden Share and its associated controlling voting rights. The Golden Share will be the only voting share in the capital of Verici and will be retained by the Company.

8.	Related Party Transactions

In October 2018, the Company purchased a worldwide exclusive license agreement with Joslin, which was previously entered into with EKF in July 2017, in exchange for the issuance of 15,427,704 of the Company’s ordinary shares.

EKF provided short-term loans to the Company in the form of notes payable. During the period from March 15, 2018 (inception) through June 30, 2018 and for the year ended June 30, 2019, the Company borrowed $0.4 million and $0.6 million, respectively. The notes bore interest at an annual rate of 5% and the Company recognised $5,000 and $16,000 of interest expense during the period from March 15, 2018 (inception) through June 30, 2018 and for the year ended June 30, 2019. All outstanding principal and accrued interest of $1.0 million and $21,000, respectively, was repaid in November 2018 upon consummation of the Company’s IPO.

In May 2018, the Company secured its cornerstone license agreement with ISMMS for research and clinical study work and intended commercialization by the Company (see Note 8). As part of the collaboration, ISMMS became a shareholder in the Company and has subsequently made equity investments both in the Company’s IPO in November 2018 and the subsequent sale of ordinary shares in July 2019. Additionally, in December 2018, the Company executed its option with ISMMS for the FractalDx license, which grants rights to technology and patents relating to a series of potential diagnostics and prognostics in the field of kidney transplant and rejection.

Prior to the Company’s IPO on AIM in November 2018, the Company’s Chief Executive Officer and Chief Financial Officer provided their respective services through a consulting agreement between the Company and Renwick Capital, LLC. During the year ended June 20, 2019, the Company incurred consulting services of $0.2 million. Upon consummation of the Company’s IPO, the Chief Executive Officer and Chief Financial Officer became employee of the Company and the consulting agreement with Renwick Capital, LLC as terminated.

In connection with the formation of Kantaro, the Company entered into a five-year Advisory Services Agreement (“Advisory Agreement”) pursuant to which the Company has agreed to provide certain advisory services to Kantaro.

Pursuant to the Kantaro Operating Agreement, Kantaro issued 750 Class A Units to Mount Sinai in exchange for Mount Sinai granting licenses to Kantaro under certain intellectual property rights of Mount Sinai and 250 Class A Units to the Company as the sole consideration for the services to be rendered by the Company under the Advisory Agreement. A portion of the Company’s units are subject to forfeiture if, prior to December 31, 2020, Kantaro terminates the Advisory Agreement as a result of an uncured material breach of the Advisory Agreement or in the event the Company is acquired by a hospital or health system that serves all or any portion of the service areas served by Mount Sinai. The Company determined the fair value of the services to be provided under the Advisory Agreement was $2.0 million and the fair value of the Class A units received from Kantaro was $1.9 million. A loss of $0.1 million was recognized within equity in losses of affiliate in the accompanying consolidated statements of operations and comprehensive loss. As of June 30, 2020, the total liability associated with the services was $1.9 million of which $0.3 million is included within accrued expenses and other current liabilities and $1.6 million is within other liabilities.

In addition to the equity granted at formation, the Company and Mount Sinai each committed to making a loan to Kantaro. Mount Sinai committed to lend an initial amount of $0.3 million and an additional $0.5 million thereafter. The Company committed to lend an initial amount of $83,333 and an additional $0.2 million thereafter. Each loan bears interest at a per annum rate equal to 0.25%, compounded monthly, until repaid, and is repayable from the first amounts that would otherwise constitute cash available for distribution to the members of Kantaro (provided that each loan repayment will be made, 75% to Mount Sinai and 25% to the Company). The Company loaned Kantaro $83,333 and had a note receivable for this amount at June 30, 2020. In addition, the Company recognized losses of $50,000 on their investment in Kantaro during the year ended June 30, 2020.

In June 2020, we and Mount Sinai entered into a registration rights agreement pursuant to which we have granted Mount Sinai the following registration rights:

•

Demand Registration on Form F-3 – Mount Sinai is entitled to demand registrations on Form F-3, if we are then eligible to register shares on Form F-3, including up to two underwritten offerings in any 12-month period.

•

Demand Registration on Form F-1 or Form S-1 – At any time following one year after the completion of the global offering, if we are not eligible to register shares on Form F-3 or S-3, Mount Sinai is entitled to a maximum of one demand registration on Form F-1 or Form S-1 during any 12-month period, subject to specified exceptions.

•	Piggyback Registration – Mount Sinai is entitled to certain piggyback registration rights, subject to certain marketing and other limitations in the context of an underwritten offering.

•	Expenses – We will pay all registration expenses incident to the performance of our obligations under the registration rights agreement.

Mount Sinai’s registration rights will terminate at such time as Rule 144, or another similar exception under the Securities Act, is available for the unlimited public sale of all of Mount Sinai’s registrable securities without any volume or manner of sale limitations, subject to specified exceptions.

9.	Subsequent Events

The Company has evaluated subsequent events from the balance sheet date through 26 October 2020, the date at which the consolidated financial statements were available to be issued, and determined there are no other items requiring disclosure beyond those disclosed below.

In July 2020, the Company closed an initial public offering on Nasdaq Global Market, in which they issued and sold 12,583,500 ordinary shares which converted into 6,291,740 American depository shares at a public offering price of $13.50 per share. In addition, the Company completed a concurrent private placement in Europe and other countries outside of the United States of 30,000 ordinary shares at a price of £5.37 per ordinary share (at an exchange rate of GBP:USD 1:1.2563). The Company received net proceeds of $76.1 million as a result of the offering.

In July 2020 the Company’s Board of Directors convened and declared a distribution in specie of shares in Verici to trustees on trust for the Company’s shareholders. As a result, Verici’s share capital has been re-designated into 59,416,134 A Shares of £0.001 each and 1 golden share of £0.001 (the “Golden Share”). The Golden Share will be the only voting share in the capital of Verici and will be retained by the Company. The Company’s shareholders on the register as at close of business on July 9, 2020 will receive one A Share in Verici for every 1 ordinary share held in the Company. The value of each Verici A share at the time of distribution was $0.015 per share.

We have entered into deeds of indemnity with our directors and we expect to enter into a new deed of indemnity with each of our directors and executive officers in connection with the listing of our ADSs on Nasdaq. The deeds of indemnity and our articles of association require us to indemnify our directors and executive officers to the fullest extent permitted by law.

10.	Restatement of Previously Issued Financial Statements

Change in Volatility Assumption

The company has restated its previously issued Consolidated Financial Statements for the period ended 30 June 2019 to adjust for an error in the estimate relating to its share-based compensation. Most significantly, the Company has revised the volatility rate used in the estimate of the fair value of each share option award which has resulted in an increase in the fair value estimate and therefore a higher share-based compensation expense in the period. The fair value of the awards is estimated using a Black-Scholes model. Previously the volatility assumption was estimated using the average volatility rate of Renalytix AI PLC’s (RENX) share price. Following discussions with its professional advisers, the Company has now determined that due to the limited trading history of RENX stock it would be more accurate to estimate volatility using the average historical volatility rate of eight peer companies. As a result, the volatility rate used has been increased to 63.7% from the previously used rate of 23.0%. The period to 30 June 2019 has been restated to show the impact of the increased volatility rate. The Company believes that the updated volatility rate is more appropriate as it takes into consideration a wider range of historical data. The revision resulted in an increase in Administrative Expenses in the Consolidated Income Statement and of the Share-based payment reserve in the Consolidated Statement of Financial Position of $604,803.

Reallocation of Stock based Compensation

The company has restated its previously issued Consolidated Financial Statements for the period ended 30 June 2019 to reallocate a portion of the stock based compensation expense from Renalytix AI PLC to Renalytix AI Inc. In 2019 the entire stock based compensation expense was booked on Renalytix AI PLC’s books. Stock based compensation should be booked on the entity that the individual employee works for therefore an adjustment was made in the current year to properly allocate the portion of stock based compensation attributable to Renalytix AI Inc. employees. The revision resulted in a decrease in Stock Based Compensation in the Renalytix AI PLC Income Statement and an increase in Investment in Renalytix AI Inc. in the Renalytix AI PLC Statement of Financial Position of $343,390. The revision resulted in an increase in Stock Based Compensation in the Renalytix AI Inc. Income Statement and an Increase in other reserves of $793,691. The restatement has no impact on the consolidated financial statements.

CONSOLIDATED INCOME STATEMENT (Restated)

	Period to 30 June 2019 (As Presented)	Restatement Impacts		Period to 30 June 2019 (Restated)
	$’000	$’000		$’000
Administrative expenses	(6,537)	(605	) (a)	(7,142)

Operating loss	(6,537)	(605)		(7,142)
Finance costs	19			19

Loss before tax	(6,518)	(605)		(7,123)
Taxation	959			959

Loss for the period	(5,559)	(605)		(6,164)

Earnings per Ordinary share from continuing operations
Basic and diluted	$(0.15)	$(0.02)		$(0.17)

(a)	Entry was made to increase account ‘78475 - Stock Based Compensation’ by $604,803

STATEMENT OF FINANCIAL POSITION (Restated)

	30 June 2019 (As Presented)	Restatement Impacts		30 June 2019 (Restated)
	$’000	$’000		$’000
Assets
Non-current assets
Property, plant and equipment	$278			$278
Intangible assets	18,287			18,287
Investment in subsidiaries	—			—
Deferred tax assets	959			959

Total non-current assets	19,524			19,524

Current Assets
Security Deposits	49			49
Inventories	—			—
Trade and other receivables	—			—
Prepaid and other current assets	61			61
Cash and cash equivalents	9,288			9,288

Total current assets	9,398			9,398

Total assets	$28,922			$28,922

Equity attributable to owners of the parent
Share capital	$175			$175
Share premium	34,032			34,032
Share-based payment reserve	532	605	(a)	1,137
Foreign currency reserves	(595)	0		(595)
Retained earnings	(5,977)	(605	) (b)	(6,582)

Total equity	28,167	0		28,167

Liabilities
Current liabilities
Trade and other payables	755			755

Total liabilities	755	—		755

Total equity and liabilities	$28,922	$0		$28,922

(a)	Entry was made to increase account ‘31200 - Stock Based Payment Accrual’ by $604,803
(b)	Entry was made to increase account ‘78475 - Stock Based Compensation’ by $604,803, which decreased retained earnings

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY (Restated)

	Share Capital	Share Premium	Share- based payment reserve	Foreign Currency Reserve	Retained earnings	Total equity	Restatement Impact		Total equity (Restated)
	$’000	$’000	$’000	$’000	$’000	$’000	$’000		$’000
At 30 June 2018	66	—	—	4	(418)	(348)			(348)
Comprehensive income	—	—	—	—	—	—			—
Loss for the period	—	—	—	—	(5,559)	(5,559)	(605	) (a)	(6,164)
Other comprehensive income									—
Currency translation differences	—	—	—	(599)	—	(599)			(599)

Total comprehensive income	66	—	—	(595)	(5,977)	(6,506)	(605)		(7,111)

Transactions with owners
Issue of shares	109	35,522	—	—	—	35,631	—		35,631
Less issue costs	—	(1,490)	—	—	—	(1,490)	—		(1,490)
Share-based payments	—	—	532	—	—	532	605	(a)	1,137

Total transactions with owners of the parent, recognised directly in equity	109	34,032	532	—	—	34,673	605		35,278

At 30 June and 1 July 2019	175	34,032	532	(595)	(5,977)	28,167	—		28,167

(a)	Entry was made to increase account ‘78475 - Stock Based Compensation’ by $604,803, which decreased retained earnings and increased share based payments for the period

COMPANY STATEMENT OF CHANGES IN EQUITY (Restated)

	Share Capital	Share Premium	Share- based payment reserve	Foreign Currency Reserve	Retained earnings	Total equity	Restatement Impact		Total equity (Restated)
	$’000	$’000	$’000	$’000	$’000	$’000	$’000		$’000
At 30 June 2018	66	—	—	3	(101)	(32)			(32)
Comprehensive income	—	—	—	—	—	—			—
Loss for the period	—	—	—	—	(2,268)	(2,268)	193	(a)	(2,075)
Other comprehensive income						—			—
Currency translation differences	—	—	—	(596)	—	(596)	(28)		(624)

Total comprehensive income	66	—	—	(593)	(2,369)	(2,896)	165		(2,731)

Transactions with owners
Issue of shares	109	35,522	—	—	—	35,631	—		35,631
Less issue costs	—	(1,490)	—	—	—	(1,490)	—		(1,490)
Share-based payments	—	—	532	—	—	532	605	(b)	1,137

Total transactions with owners of the parent, recognised directly in equity	109	34,032	532	—	—	34,673	605		35,278

At 30 June and 1 July 2019	175	34,032	532	(593)	(2,369)	31,777	770		32,547

(a)

As mentioned above an entry was made to correctly allocate the Share Based compensation expense between Renalytix AI PLC and Renalytix AI Inc. Since all expenses were booked on PLC in prior year the entry removed Share Based compensation expense from PLC’s books thus decreasing the loss for the period.

(b)

Entry was made to increase account ‘78475 - Stock Based Compensation’ by $604,803, increased share based payments for the period. Note all share based payments are made out of the Company on behalf of the group. Actual expenses are booked on the respective entity’s books.

11.	Reconciliation of IFRS to U.S. GAAP

Since Renalytix AI’s initial listing on Nasdaq, the Company has followed accounting principles generally accepted in the United States of America (”U.S. GAAP”), both for internal as well as external purposes.

Renalytix AI Form 20-F, which is based on U.S. GAAP, contains differences from its Annual Report which is based on IFRS. The Form 20-F and Annual Report will be available on the Company’s website (www.renalytixai.com). In order to help readers to understand the difference between the Group’s two sets of financial statements, Renalytix AI has provided, on a voluntary basis, a reconciliation from IFRS to U.S. GAAP as follows:

Reconciliation of Balance Sheet

	GAAP	IFRS
	June 30,		GAAP vs IFRS
	2019	2019	Difference
Assets
Current assets:
Cash	$8,201	$9,288	(1,087	) (a)
Short-term investments	994	—	994	(b)
Prepaid expenses and other current assets	227	110	117	(c)

Total current assets	9,422	9,398	—
Property, plant and equipment, net	278	278	—
Intangibles, net	—	18,287	(18,287	) (d)
Deferred tax assets	—	959	(959	) (e)

Total assets	$9,700	$28,922	$—

Liabilities and stockholders’ equity
Current liabilities:
Accounts payable	317	318	(1	) (f)
Accrued expenses and other current liabilities	832	437	395	(g)

Total current liabilities	1,149	755	—

Total liabilities	1,149	755	—

Stockholders’ (deficit) equity :

Ordinary shares, £0.10 nominal value: 56,011,831 shares authorized; 20,000,000 and 53,816,134 shares issued and outstanding at June 30, 2018 and 2019, respectively	162	175	(13	) (h)
Additional paid-in capital	52,084	35,169	16,915	(i)
Accumulated other comprehensive (loss) income	(822)	(621)	(201	) (j)
Accumulated deficit	(42,873)	(6,556)	(36,317	) (k)

Total stockholders’ (deficit) equity	8,551	28,167	—

Total liabilities and stockholders’ (deficit) equity	$9,700	$28,922	$—

(a)	Reclassification of investments with maturity dates of 91 days or greater under U.S. GAAP and other immaterial adjustments.
(b)	Reclassification of investments with maturity dates of 91 days or greater under U.S. GAAP.
(c)	Represents other immaterial audit adjustments.
(d)

Under IFRS, the acquisition of licenses and subsequent development efforts are capitalized and presented as intangible assets. Under U.S. GAAP, such costs are expensed as incurred until technological feasibility has been achieved or the assets are deemed to have future alternative use.

(e)

Valuation allowances are recorded to reduce deferred tax assets when it is more likely than not that a tax benefit will not be realized based on available evidence. Under U.S. GAAP, a full valuation allowance has been applied. Under IFRS, a partial valuation allowance has been applied.

(f)	Represents other immaterial audit adjustments.
(g)	Represents other immaterial audit adjustments.
(h)	Represents other immaterial audit adjustments.
(i)

Under IFRS, the value of the ordinary shares issued in connection with the acquisition of the Joslin license was determined based on the estimated value of the license. Under U.S. GAAP, the value of the ordinary shares was determined based upon the initial public offering price of the Company’s ordinary shares. Stock based compensation is recognized on a straight line basis under U.S. GAAP and a graded vesting basis under IFRS.

(j)	Represents the difference in weighted average foreign exchange rates and spot rates used for translation of financial statements under IFRS and U.S. GAAP.
(k)	Represents differences noted within the Company’s consolidated statement of operations and comprehensive loss.

	GAAP	IFRS
	June 30,		GAAP vs IFRS
	2020	2020	Difference
Assets
Current assets:
Cash	$13,293	$13,293	$—
Short-term investments	982	982	—
Assets held for sale	—	1,705	(1,705	) (a)
Prepaid expenses and other current assets	547	2,501	(1,954	) (b)
Related-party receivable	18	18	—
Inventory		326	326

Total current assets	14,840	18,896	—
Property and equipment, net	1,670	580	1,071	(c)
Intangibles, net	—	17,118	(17,118	) (d)
Deferred tax assets	—	2,319	(2,319	) (e)
Note receivable	83	83	—
Investment in affiliate	1,937	1,937	—
Right of use asset	—	365	(365	) (f)
Deferred Offering Costs	2,364	—	2,364	(g)

Total assets	$20,894	$41,299	$—

Liabilities and stockholders’ equity
Current liabilities:
Note payable - current	120	121	(1	) (h)
Accounts payable	2,218	2,218	—
Accrued expenses and other current liabilities	682	682	—

Payable to affiliate - current	271	271
Current lease liability	—	92	(92	) (i)

Total current liabilities	3,291	3,384	—

Note payable - noncurrent	135	134	—
Non-current lease liabilities	—	275	(275	) (j)
Other liabilities	1,544	1,544	—

Total liabilities	4,970	5,337	—

Stockholders’ (deficit) equity :
Ordinary shares, £0.10 nominal value: 56,011,831 shares authorized; 20,000,000 and 53,816,134 shares issued and outstanding at June 30, 2018 and 2019, respectively	179	192	(13	) (k)
Additional paid-in capital	69,650	2,833	(66,817	) (l)
Accumulated other comprehensive (loss) income	(1,200)	(1,915)	(715	) (m)
Accumulated deficit	(52,705)	34,852	87,565	(n)

Total stockholders’ (deficit) equity	15,924	35,962	—

Total liabilities and stockholders’ (deficit) equity	$20,894	$41,299	$—

(a)

Under IFRS, the acquisition of licenses and subsequent development efforts associated with FractalDx are capitalized and presented as intangible assets. Under U.S. GAAP, such costs are expensed as incurred until technological feasibility has been achieved or the assets are deemed to have future alternative use. In addition, under IFRS the property and equipment ($0.5 million) associated with FractalDx that are being contributed to Verici have been reclassified as assets held for sale.

(b)	Under IFRS, the deferred offering costs below ($2,364) are classified as an other current asset on the Balance Sheet.
(c)

Differences are primarily attributable to $0.6 million of capitalized software costs which are recorded as property and equipment under U.S. GAAP and Intangibles under IFRS. In addition, under IFRS the property and equipment ($0.5 million) associated with FractalDx that are being contributed to Verici have been reclassified as assets held for sale.

(d)

Under IFRS, the acquisition of licenses and subsequent development efforts are capitalized and presented as intangible assets. Under U.S. GAAP, such costs are expensed as incurred until technological feasibility has been achieved or the assets are deemed to have future alternative use. In addition, $0.6 million of capitalized software costs which are recorded as property and equipment under US GAAP and Intangibles under IFRS.

(e)

Valuation allowances are recorded to reduce deferred tax assets when it is more likely than not that a tax benefit will not be realized based on available evidence. Under U.S. GAAP, a full valuation allowance has been applied. Under IFRS, a partial valuation allowance has been applied.

(f)	Represents the adoption of IAS 17 in connection with the Company’s commercial laboratory in Utah. The Company has deferred the adoption of ASC 842 under U.S. GAAP until July 1, 2022.
(g)	Under IFRS, the deferred offering costs ($2,364) are classified as an other current asset on the Balance Sheet.
(h)	Represents other immaterial audit adjustments.

(i)	Represents the adoption of IAS 17 in connection with the Company’s commercial laboratory in Utah. The Company has deferred the adoption of ASC 842 under U.S. GAAP until July 1, 2022.
(j)	Represents the adoption of IAS 17 in connection with the Company’s commercial laboratory in Utah. The Company has deferred the adoption of ASC 842 under U.S. GAAP until July 1, 2022.
(k)	Represents other immaterial audit adjustments.
(l)

Represents a dividend declaration under IFRS in anticipation of a distribution of FractalDx net assets to the shareholders of Verici. In addition, stock based compensation is recognized on a straight line basis under U.S. GAAP and a graded vesting basis under IFRS.

(m)	Represents the difference in weighted average foreign exchange rates and spot rates used for translation of financial statements under IFRS and U.S. GAAP.
(n)

Represents a dividend declaration under IFRS in anticipation of a distribution of FractalDx net assets to the shareholders of Verici and differences noted within the Company’s consolidated statement of operations and comprehensive loss.

Reconciliation of Net Loss
($ thousands)	June 30, 2020	June 30, 2019
Net loss in accordance with IFRS	(9,250)	(6,160)
(a) Development expenditures	293	(18,287)
(b) Deferred tax assets	(1,360)	(959)
(c) Stock compensation expense	537	612
(d) Other adjustments	(60)	(17,507)
Total adjustments	(590)	(36,141)
Net loss in accordance with U.S. GAAP	(9,840)	(42,301)

(a)	Development expenditures

Under IFRS, the acquisition of licenses and subsequent development efforts are capitalized and presented as intangible assets. Under U.S. GAAP, such costs are expensed as incurred until technological feasibility has been achieved or the assets are deemed to have future alternative use.

(b)	Deferred tax assets

Valuation allowances are recorded to reduce deferred tax assets when it is more likely than not that a tax benefit will not be realized based on available evidence. Under U.S. GAAP, a full valuation allowance has been applied. Under IFRS, a partial valuation allowance has been applied.

(c)	Stock compensation expense

In addition, stock based compensation is recognized on a straight line basis under U.S. GAAP and a graded vesting basis under IFRS.

(d)	Other adjustments

During the year ended June 30, 2019, the value of the ordinary shares issued in connection with the acquisition of the Joslin license was determined based on the estimated value of the license under IFRS. Under U.S. GAAP, the value of the ordinary shares was determined based upon the initial public offering price of the Company’s ordinary shares. This resulted in a difference of roughly $17.6 million. The remaining difference of $0.1 million represents other immaterial audit adjustments. During the year ended June 30, 2020 the differences were related to immaterial audit adjustments.